UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G

                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934


                       SYNAPTIC PHARMACEUTICAL CORPORATION
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    87156R109
                                 (CUSIP Number)

                            Wayne P. Merkelson, Esq.
                              Novartis Corporation
                                556 Morris Avenue
                              Summit, NJ 07901-1398
                            Telephone: (908) 522-6777
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                             Spencer D. Klein, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

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CUSIP No. 87156R109

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  Novartis AG
                 -------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)

|_|      (b)

(3)      SEC Use Only

(4)      Citizenship or Place of Organization  Switzerland

Number of         (5)      Sole Voting Power   -0-
Shares                                       -------
Beneficially      (6)      Shared Voting Power   695,715
Owned by                                        ---------
Each              (7)      Sole Dispositive Power     -0-
Reporting                                           -------
Person            (8)      Shared Dispositive Power   695,715
With                                                 ---------
----

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person   695,715
                                                                       ---------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

(11)     Percent of Class Represented by Amount in Row (9)
           6.52%
          -------

(12)     Type of Reporting Person (See Instructions)  CO



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CUSIP No. 87156R109

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  Novartis Produkte AG
                 ----------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)

|_|      (b)

(3)      SEC Use Only

(4)      Citizenship or Place of Organization   Switzerland

Number of         (5)      Sole Voting Power   -0-
Shares                                       -------
Beneficially      (6)      Shared Voting Power    695,715
Owned by                                         ---------
Each              (7)      Sole Dispositive Power     -0-
Reporting                                            -----
Person            (8)      Shared Dispositive Power  695,715
With                                                ---------
----

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person   695,715
                                                                       ---------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

(11)     Percent of Class Represented by Amount in Row (9)
           6.52%
          ------
(12)     Type of Reporting Person (See Instructions)  CO
                                                     ----


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Item 1.  Issuer

                  This Amendment to Schedule 13G amends the Statement on
                  Schedule 13G filed on February 13, 1996 by Ciba-Geigy Ltd. with respect to shares of Common Stock of the Issuer listed below.

                  (a)      Synaptic Pharmaceutical Corporation
                  (b)      215 College Road
                           Paramus. NJ 07652

Item 2.  Person Filing

                  (a) Name of Person Filing: Novartis AG ("Novartis") and Novartis Produkte AG.
                  (b) Address of Principal Office: The principal offices of Novartis and Novartis Produkte AG are located at Schwarzwaldallee 215, CH-4002, Basel, Switzerland.
                  (c) Citizenship: Novartis and Novartis Produkte AG are Swiss corporations.
                  (d) Title of Class of Securities: Common Stock, $0.01 par value.
                  (e)      CUSIP Number:  87156R109

Item 3.           This statement is filed pursuant to Rule 13d-1(c).

Item 4.           Ownership
                  (a)      Amount Beneficially Owned:  695,715
                  (b)      Percent of Class:  6.52%
                  (c)      Number of shares as to which each person has:
                           (i)      Sole Voting Power: 0
                           (ii)     Shared Voting Power:  695,715
                           (iii)    Sole Dispositive Power:  0
                           (iv)     Shared Dispositive Power:  695,715

Item 5.  Ownership of Five Percent or Less of a Class

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group

                  Not Applicable.

Item 9.  Notice of Dissolution of Group



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                  Not Applicable.

Item 10.          Certification if Statement Filed Pursuant to Rule 13d-1(b)

                  Not Applicable.



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                                    SIGNATURE

                  After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 2, 1998

                                            NOVARTIS AG

                                            By: /s/ Dr. Urs Barlocher
                                               --------------------------------
                                            Name:  Dr. Urs Barlocher
                                            Title: General Counsel



                                            By: /s/ Christoph Mader
                                               --------------------------------
                                            Name:  Christoph Mader
                                            Title: Senior Corporate Counsel

                                    SIGNATURE

                  After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 2, 1998

                                            NOVARTIS PRODUKTE AG

                                            By: /s/ Kurt Brechbuhl
                                               --------------------------------
                                            Name:  Kurt Brechbuhl
                                            Title: Authorized Signatory



                                            By: /s/ Anita Buchli
                                               --------------------------------
                                            Name:  Anita Buchli
                                            Title: Authorized Signatory